                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                           WebEx Communications, Inc.
                           --------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)


                                   94767L 10 9
                                   -----------
                                 (CUSIP Number)


                                December 31, 2000
                                -----------------
               (Date of Event which Requires Filing of Statement)



        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


----------------------------------------------------------------------------------------------
CUSIP No. 94767L 10 9
----------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS:                                                Min Zhu


          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
----------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                     (a) [X]

                                                                                     (b) [ ]
----------------------------------------------------------------------------------------------

   3      SEC Use Only
----------------------------------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION         United States
----------------------------------------------------------------------------------------------
  NUMBER OF SHARES       5    SOLE VOTING POWER                  150,000 shares*
 BENEFICIALLY OWNED     ----------------------------------------------------------------------
  BY EACH REPORTING      6    SHARED VOTING POWER                5,000,000 shares
     PERSON WITH        ----------------------------------------------------------------------

                         7    SOLE DISPOSITIVE POWER             150,000 shares*
                        ----------------------------------------------------------------------

                         8    SHARED DISPOSITIVE POWER           5,000,000 shares
----------------------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
          EACH REPORTING PERSON                                            5,150,000 shares*
----------------------------------------------------------------------------------------------

   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                     [ ]
----------------------------------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)                                                        14.0%
----------------------------------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                     IN
----------------------------------------------------------------------------------------------


* Includes 150,000 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2000.


----------------------------------------------------------------------------------------------
CUSIP No. 94767L 10 9
----------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS:                                              Yuqing Xu


          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
----------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                     (a) [X]

                                                                                     (b) [ ]
----------------------------------------------------------------------------------------------

   3      SEC Use Only
----------------------------------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION         United States
----------------------------------------------------------------------------------------------

  NUMBER OF SHARES       5    SOLE VOTING POWER                  None
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
----------------------------------------------------------------------------------------------

                         6    SHARED VOTING POWER                5,000,000 shares
----------------------------------------------------------------------------------------------

                         7    SOLE DISPOSITIVE POWER             None
----------------------------------------------------------------------------------------------

                         8    SHARED DISPOSITIVE POWER           5,000,000 shares
----------------------------------------------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
          EACH REPORTING PERSON                                             5,000,000 shares
----------------------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                     [ ]
----------------------------------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)                                                        13.6%
----------------------------------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                     IN
----------------------------------------------------------------------------------------------

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


ITEM 1(a) NAME OF ISSUER:

        WebEx Communications, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        110 Rose Orchard Way, San Jose, California 95134

ITEM 2(a) NAME OF PERSON FILING:

        Min Zhu and Yuqing Xu

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        110 Rose Orchard Way, San Jose, California 95134

ITEM 2(c) CITIZENSHIP:

        United States

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

        Common Stock, $0.001 par value

ITEM 2(e) CUSIP NUMBER:

        94767L 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or Dealer registered under Section 15 of the Act
        (b) [ ] Bank as defined in section 3(a)(6) of the Act
        (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
        (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940
        (e) [ ] Investment Adviser in accordance with Section 240.13d-1(b)(1)
                (ii) (E)
        (f) [ ] An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
        (g) [ ] Parent holding company or control person in accordance with
                Section 240.13d-1(b)(ii)(G)
        (h) [ ] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
        (j) [ ] Group, in accordance with Section 240.13d-1(b)(ii)(J)

        Not applicable.

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned: See Items 5-9 on cover sheets hereto.

        (b) Percent of class: See Item 11 on cover sheets hereto. The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q for the period ending

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

                September 30, 2000, filed with the Commission on November 14, 2000, in which the Issuer stated that the number of shares of Common Stock outstanding as November 1, 2000 was 36,826,162.

        (c) Number of shares as to which the person has: See Items 5-9 on cover sheets hereto.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM 10. CERTIFICATIONS

        Not applicable.


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

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  February 13, 2001.





                                       By /s/ Min Zhu
                                         --------------------------------------
                                                       Min Zhu




                                       By /s/ Yuqing Xu
                                         --------------------------------------
                                                       Yuqing Xu


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







        Exhibit Index

        Exhibit   Description

        99.1      Agreement of Joint Filing, dated as of February 13, 2001.


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